UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-12378

Profit Sharing Plan of NVR, Inc. and Affiliated Companies

(Full name of the Plan)

NVR, Inc.

11700 Plaza America Drive, Suite 500

Reston, Virginia 20190

(703) 956-4000

(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Form 11-K

Report of Independent Registered Public Accounting Firm

Profit Sharing Committee

NVR, Inc. and Affiliated Companies:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2011 and 2010 and the changes in net assets available for plan benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4(i) schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrator. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

McLean, Virginia
June 26, 2012

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

(in thousands)

	December 31,
	2011	2010
Assets
Investments:
Plan interest in master trust, at fair value	$207,256	$218,113

Receivables:
Loans to participants	4,980	4,737
Employee contributions	—	6
Interest, dividends and other	1	37

Total receivables	4,981	4,780

Total assets	212,237	222,893

Liabilities
Due to participants	205	93

Total liabilities	205	93

Net assets reflecting all investments at fair value	212,032	222,800

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(488)	(152)

Net assets available for plan benefits	$211,544	$222,648

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2011

(in thousands)

Additions to net assets attributable to:

Participation in investment income (loss) of master trust:
Net depreciation in fair value of investments	$(5,481)
Interest and dividends	4,276

(1,205)
Contributions:
Employee	11,871
Employer	1,009
Rollovers	328

13,208

Total additions	12,003

Deductions from net assets attributable to:

Benefits paid to participants	(23,085)
Administrative expenses	(22)

Total deductions	(23,107)

Net decrease in assets available for plan benefits	(11,104)
Net assets available for plan benefits at beginning of year	222,648

Net assets available for plan benefits at end of year	$211,544

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2011 and 2010

(dollars in thousands)

1.	Description of Plan and Benefits

The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. and its affiliated companies (“NVR” or “the Company”). The Plan is administered by a Profit Sharing Committee (the “Plan Administrator”), which is designated by the Board of Directors of NVR, Inc. (the “Board”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan Year begins each January 1st and ends each December 31st.

Employee Eligibility

All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.

Contributions

The Plan provides for eligible Plan participants to make voluntary salary deferral contributions (VSDC) from 1% to 13% of their current salary on a combined pre-tax and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant’s pre-tax deferral was limited to a maximum contribution of $16.5 during 2011 and 2010. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan, have the option to make additional pre-tax salary deferrals. The maximum “catch-up” contribution for 2011 and 2010 was $5.5. Participants may change their salary deferral percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.

In accordance with the Plan, the Company may declare a program of matching contributions. In 2011 and 2010, the Company matched up to the first five hundred dollars of individual participants’ VSDC. NVR contributed $999 and $1,007 in matching contributions during 2011 and 2010, respectively. Matching contributions are invested in participant’s accounts in the Plan as directed by participants.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2011 and 2010

(dollars in thousands)

Vesting and Forfeitures

Employees vest in Company matching contributions at the rate of 20% per year beginning with the completion of the second year of service. Full vesting is also attained upon an employee’s termination on account of death or total disability, or upon reaching normal retirement age. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to terminated employees are allocated annually to all eligible active participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of $90 and $77 in 2011 and 2010, respectively were allocated to participant accounts in 2012 and 2011, respectively.

Investment Options

The Company selects the number and type of investment options available. The Plan’s recordkeeper (“Recordkeeper”) is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their account balances. The Recordkeeper values account balances daily. Each fund’s income and expenses are allocated to participant accounts daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

Payments of Benefits

Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.

Participant Loans

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant’s total vested account balance as of the loan origination date. Generally, a loan bears interest at a fixed rate which is determined by the Profit Sharing Trust Committee. Such rate was prime plus 1% set at the date of loan origination for Plan Years 2011 and 2010. All loans are subject to specific repayment terms and are secured by the participant’s nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Company. Loans not repaid within the timeframe specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant. Participant loans are recorded at unpaid principal plus accrued interest, which approximates fair value.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2011 and 2010

(dollars in thousands)

Administrative Expenses

Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Income

Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Gains or losses on sales of investments are based on the change in market values since the beginning of the Plan Year, or their acquisition date if purchased during the Plan Year.

Investment Valuation and Transactions

All investments are carried at fair value except for fully benefit-responsive investment contracts. Under accounting standards generally accepted in the United States of America (“GAAP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Plan Benefits adjusts the value of the investment contract from fair value to contract value.

Net unrealized appreciation and depreciation is measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the fair value of investments remeasured at the financial statement date and the fair value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year. Purchase and sale transactions are recorded on a trade-date basis.

Fair Value Measurements

Accounting Standard Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2011 and 2010

(dollars in thousands)

Level 1	–	Quoted market prices in active markets for identical assets or liabilities.

Investments in registered investment companies, shares of the Company’s common stock, other common and preferred stock and cash are valued using quoted prices in active markets.

Level 2	–	Inputs other than Level 1 inputs that are either directly or indirectly observable.

Investments in a common collective trust (the Fund) are valued using the net asset value (NAV) provided by the trustee. The NAV is quoted in a private market, and is based on the fair value of the underlying assets owned by the Fund, which are predominantly traded in an active market. These investments are redeemable with the Fund at contract value under the Fund’s terms of operations. It is possible that these redemption rights may be restricted by the Fund in the future in accordance with the terms. Due to the nature of the investments held by the Fund, changes in market conditions and the economic environment may significantly impact the net asset value of the Fund, and the Plan’s interest in the Fund.

Level 3	–	Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those a market participant would use.

The Plan has no investments valued using Level 3 inputs.

The following table presents the financial instruments the Plan measures at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2011:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in Registered Investment Companies:
Domestic Equities - Small Cap	$7,180	$—	$—	$7,180
Domestic Equities - Mid Cap	14,288	—	—	14,288
Domestic Equities - Large Cap	61,820	—	—	61,820
International Equities	11,490	—	—	11,490
Life Cycle/Target Date Funds	28,071	—	—	28,071
Bond Funds	6,420	—	—	6,420

Subtotal	129,269	—	—	129,269
NVR, Inc. Common Stock	53,610	—	—	53,610
Investments in Common Collective Trusts	—	19,789	—	19,789
Other Common and Preferred Stock	2,815	—	—	2,815
Cash	1,773	—	—	1,773

Total	$187,467	$19,789	$—	$207,256

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2011 and 2010

(dollars in thousands)

The following table presents the financial instruments the Plan measures at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2010:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in Registered Investment Companies:
Domestic Equities - Small Cap	$7,684	$—	$—	$7,684
Domestic Equities - Mid Cap	15,829	—	—	15,829
Domestic Equities - Large Cap	65,181	—	—	65,181
International Equities	14,766	—	—	14,766
Life Cycle/Target Date Funds	28,712	—	—	28,712
Bond Funds	4,392	—	—	4,392

Subtotal	136,564	—	—	136,564
NVR, Inc. Common Stock	57,976	—	—	57,976
Investments in Common Collective Trusts	—	18,708	—	18,708
Other Common Stock	3,240	—	—	3,240
Cash	1,625	—	—	1,625

Total	$199,405	$18,708	$—	$218,113

Payments of Benefits

Benefits are recorded as deductions when paid. At December 31, 2011 and 2010, refunds of $205 and $93, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.

3.	Investments

The investments of the Plan are maintained in a master trust with the investments of the NVR, Inc. Employee Stock Ownership Plan (“ESOP”). The Plan’s share of changes in the master trust and the value of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values for all investments, except for fully benefit-responsive investment contracts which are adjusted from fair value to contract value. See footnote 2 for further discussion of fully benefit-responsive investment contracts. The undivided interest of each Plan in the master trust is increased or decreased (as the case may be) (i) for the entire amount of every contribution received on behalf of the

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2011 and 2010

(dollars in thousands)

Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for accrued income, gain or loss, and administrative expense attributable solely to such Plan. The Plan’s interest in the master trust was approximately 43% and 42% as of December 31, 2011 and 2010, respectively.

The following table presents the investments in the master trust at fair value for all investments, except for fully benefit-responsive investment contracts which are presented at contract value:

	December 31,
	2011	2010

NVR, Inc. Common Stock	$289,013	$317,008
Investments in Registered Investment Companies	156,245	165,292
Investments in Common Collective Trusts	33,855	31,424
Other Common and Preferred Stock	3,247	3,798
Cash	2,006	1,817

Total	$484,366	$519,339

The interests of each the PSP and ESOP participating in the master trust investments at December 31, 2011 and 2010 were as follows:

	2011	2010
NVR, Inc. Employee Stock Ownership Plan	$277,598	$301,378
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	206,768	217,961

Investments in master trust	$484,366	$519,339

Net investment income (loss) for the master trust for the year ended December 31, 2011 was as follows:

Net investment loss due to depreciation of common and preferred stock	$(389)
Net investment loss due to depreciation in investments in Registered Investment Companies	(7,121)
Interest	220
Dividends	5,026

Net investment loss in master trust	$(2,264)

The interest of each the PSP and ESOP participating in the net investment loss in the master trust for the year ended December 31, 2011, was as follows:

NVR, Inc. Employee Stock Ownership Plan	$(1,059)
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	(1,205)

Net investment loss in master trust	$(2,264)

The income allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2011 and 2010

(dollars in thousands)

common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.

The fair value of the investments of the master trust attributable to the Plan which represent 5 percent or more of the Plan’s net assets at the end of each year, were as follows:

	December 31,
	2011	2010
Registered Investment Companies:
Fidelity Equity Dividend Inc. Fund	$13,237	$15,726
Fidelity Growth Company Fund	22,717	24,183
Fidelity Diversified International Fund	11,230	14,413
Fidelity Balanced Fund	15,799	16,174

Common Collective Trust:
Fidelity Managed Income Portfolio Fund (1)	$19,301	$18,556

Employer securities:
NVR, Inc. Common Stock	$53,610	$57,976

(1)	Investment amounts at contract value. The fair value of the investment was $19,789 and $18,708 at December 31, 2011 and 2010, respectively.

4.	Tax Status

The Plan received its latest determination letter on May 17, 2012 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. This determination letter encompasses all of the Plan amendments made subsequent to the prior determination letter received by the Plan on February 17, 2000.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5.	The Stable Value Fund

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“GICs”) as part of offering the Fidelity Managed Income Portfolio Fund (the “Fund”). Contributions to this fund are invested in a portfolio of high quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit quality asset-backed securities.

Participant accounts in the Fund are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2011 and 2010

(dollars in thousands)

repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

As discussed in footnote 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs. The average yield of the Fund based on actual earnings was 1.92% and 2.68% at December 31, 2011 and 2010, respectively. The average yield of the Fund based on interest rate credited to participants was 1.39% and 1.44% at December 31, 2011 and 2010, respectively.

6.	Plan Termination

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, partial Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.

7.	Parties-In-Interest

At December 31, 2011 and 2010, Plan investments of $130,139 and $137,675, respectively, are with parties-in-interest as they are investment funds of the trustee and recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.

At December 31, 2011 and 2010, investments held by the Plan included 78,148 shares and 83,900 shares of NVR, Inc. common stock, with a fair value of approximately $53,610 and $57,976, respectively. These qualify as exempt parties-in-interest transactions.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 of net assets available for plan benefits (in thousands):

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2011 and 2010

(dollars in thousands)

	December 31,
	2011	2010

Net assets available for plan benefits as reported in the financial statements	$211,544	$222,648
Fully benefit responsive investment contracts (a)	488	152
Deemed distributions (b)	(91)	(95)

Net assets available for plan benefits as reported in the Form 5500	$211,941	$222,705

The following is a reconciliation from the financial statements to the Form 5500 of total additions/income (in thousands):

Year ended December 31, 2011

Total additions to plan assets as reported in the financial statements	$12,003
Fully benefit responsive investment contracts, prior year adjustment (a)	(152)
Fully benefit responsive investment contracts, current year adjustment (a)	488

Total additions to plan assets as reported in the Form 5500	$12,339

The following is a reconciliation from the financial statements to the Form 5500 of benefits paid to participants (in thousands):

Year ended December 31, 2011
Benefit payments to participants as reported in the financial statements	$23,085
Deemed distributions, net	(4)

Benefit payments to participants as reported in the Form 5500	$23,081

(a)	Fully benefit-responsive investment contracts are included in the financial statements at contract value as opposed to at fair value in the Form 5500. See footnote 2 for additional discussion of fully benefit-responsive investment contracts.
(b)	Deemed distributions represent defaulted loan balances for which there were no post-default payment activity. These distributions are disregarded for reporting purposes within the 5500 but are reflected in the total loan balances for financial statement reporting purposes.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2011

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Registered Investment Companies
*	Fidelity Growth Company	Registered investment company – 280,838 shares	$22,717
*	Fidelity Balanced Fund	Registered investment company – 868,566 shares	15,799
*	Fidelity Equity Dividend Inc.	Registered investment company – 760,757 shares	13,237
*	Fidelity Diversified Int’l	Registered investment company – 440,059 shares	11,230
*	Fidelity Mid-Cap Stock Fund	Registered investment company – 322,106 shares	8,587
*	Fidelity Freedom Income	Registered investment company – 101,973 shares	1,146
*	Fidelity Freedom 2000	Registered investment company – 39,012 shares	463
*	Fidelity Freedom 2005	Registered investment company – 4,407 shares	46
*	Fidelity Freedom 2010	Registered investment company – 91,266 shares	1,196
*	Fidelity Freedom 2015	Registered investment company – 115,268 shares	1,260
*	Fidelity Freedom 2020	Registered investment company – 458,954 shares	6,022
*	Fidelity Freedom 2025	Registered investment company – 234,061 shares	2,530
*	Fidelity Freedom 2030	Registered investment company – 310,036 shares	3,981
*	Fidelity Freedom 2035	Registered investment company – 233,964 shares	2,468
*	Fidelity Freedom 2040	Registered investment company – 796,804 shares	5,864
*	Fidelity Freedom 2045	Registered investment company – 214,160 shares	1,861
*	Fidelity Freedom 2050	Registered investment company – 144,386 shares	1,233
*	Fidelity Total Bond	Registered investment company – 501,294 shares	5,474
*	Fidelity Low Priced Stock Fund	Registered investment company – 148,887 shares	5,320
	Spartan US Equity Index Fund	Registered investment company – 187,920 shares	8,362
	RS Sm Cap Growth A	Registered investment company – 83,529 shares	3,400
	ABF Sm Cap Val Inv	Registered investment company – 198,146 shares	3,676
	ABN Amro River Road Dynamic Equity CL N	Registered investment company – 2,387 shares	26
	AQR Diversified Arbitrage CL N	Registered investment company – 3,668 shares	40
	Alger Small Capital CL C	Registered investment company – 412 shares	3
	Amana Mutual Fund Trust Growth	Registered investment company – 8,078 shares	196
	Ameican Century Equity Income	Registered investment company – 2,518 shares	18
	Artisan International	Registered investment company – 2,128 shares	42
	Blackrock Health Sciences Port CL C	Registered investment company – 1,280 shares	34
	Blackrock Latin America Fund CL A	Registered investment company – 106 shares	6
	Dodge & Cox International Stock Fund	Registered investment company – 1,374 shares	40
	Dodge & Cox Income	Registered investment company – 653 shares	9
	Driehaus Emerging Markets	Registered investment company – 838 shares	22
	Eaton Vance Strat Income CL A	Registered investment company – 773 shares	6
	Fairholme Fund	Registered investment company – 2,368 shares	55
	Federated Inst High Yield Bond Fund	Registered investment company – 5,536 shares	53

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2011

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Registered Investment Companies
	First Eagle Sogen Gold CL A	Registered investment company – 192 shares	6
	First Eagle Sogen Global CL A	Registered investment company – 137 shares	6
	Firsthand E-Commerce	Registered investment company – 5,550 shares	30
	Franklin Gold and Precious Metals CL A	Registered investment company – 153 shares	6
	Franklin Age High Income CL A	Registered investment company – 3,247 shares	6
	American Fundamental Investors CL C	Registered investment company – 70 shares	2
	Greenspring Fund	Registered investment company – 6,292 shares	143
	Oakmark Fund	Registered investment company – 309 shares	13
	Oakmark International	Registered investment company – 3,864 shares	64
	Heartland Value Plus	Registered investment company – 481 shares	13
	Intrepid Small Cap Fund	Registered investment company – 2,317 shares	34
	Ivy Asset Strategy CL A	Registered investment company – 358 shares	8
	Loomis Sayles Bond Retail Shares	Registered investment company – 4,650 shares	65
	Matthews Pacific Tiger Fund	Registered investment company – 1,540 shares	31
	Matthews China Fund	Registered investment company – 296 shares	6
	Merger Fund	Registered investment company – 2,542 shares	40
	Metropolian West Total Return Bond	Registered investment company – 3,469 shares	36
	Metropolian West High Yield Bond CL M	Registered investment company – 3,541 shares	35
	Needham Aggressive Growth CL A	Registered investment company – 1,684 shares	24
	Needham Small Cap Growth	Registered investment company – 2,711 shares	31
	Oppenheimer Inter’l Diversified Fund CL N	Registered investment company – 1,065 shares	11
	Oppenheimer Developing Markets CL A	Registered investment company – 203 shares	6
	Pimco Total Return CL D	Registered investment company – 19,044 shares	207
	Parnassus Workplace	Registered investment company – 632 shares	12
	Permanent Portfolio Fund Inc	Registered investment company – 2,179 shares	100
	Pimco All Asset Fund CL D	Registered investment company – 8,173 shares	94
	Pimco Global Bond Fund CL D	Registered investment company – 5,245 shares	53
	Pimco Income Fund CL D	Registered investment company – 8,132 shares	88
	Akre Focus Fund Retail	Registered investment company – 4,785 shares	64
	Royce Value Fund	Registered investment company – 5,742 shares	63
	Sextant International Fund	Registered investment company – 1,837 shares	26
	SIT Dividend Growth Fund CL S	Registered investment company – 1,372 shares	18
	Templeton Global Bond CL A	Registered investment company – 666 shares	8
	Vanguard Energy	Registered investment company – 843 shares	51
	Vanguard Specialized Gold & Prec Metals	Registered investment company – 510 shares	10
	Vanguard Health Care	Registered investment company – 358 shares	46

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2011

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Registered Investment Companies
	Vanguard/Wellesley Income	Registered investment company – 4,212 shares	97
	Vanguard Windsor II	Registered investment company – 21,209 shares	547
	Westport Fund CL R	Registered investment company – 805 shares	19
	Yacktman Fund	Registered investment company – 3,493 shares	61
	Yacktman Focused Fund	Registered investment company – 10,943 shares	206
*	Fidelity New Markets Income	Registered investment company – 2,218 shares	35
*	Fidelity Floating Rate High Income	Registered investment company – 2,424 shares	23
*	Fidelity Utilities	Registered investment company – 9,420 shares	163
*	Ffidelity Convertible Securities	Registered investment company – 6,038 shares	138
*	Fidelity Ginnie Mae	Registered investment company – 990 shares	12
*	Fidelity Strategic Income	Registered investment company – 505 shares	5
*	Fidelity Dividend Growth	Registered investment company – 483 shares	13
*	Fidelity Leveraged Company Stock	Registered investment company – 492 shares	12
	Annaly Mortgage Management Inc.	Registered investment company – 1,000 shares	16
	Kinder Morgan Energy Partners LP	Registered investment company – 512 shares	44

			129,269

	Common Collective Trusts
*	Fidelity Managed Income Portfolio	Common collective trust – 19,300,843 shares	19,789

	Employer Securities
*	NVR, Inc.	NVR, Inc. common stock – 78,148 shares	53,610

	Common Stocks
	Frontline LTD	Shares of stock – 900 shares	4
	Fortescue Metal Grp LTD	Shares of stock – 108 shares	—
	AT&T Inc.	Shares of stock – 430 shares	13
	Abbott Laboratories	Shares of stock – 515 shares	29
	AL Int’l Inc.	Shares of stock – 1,700 shares	1
	Apple Computer Inc.	Shares of stock – 437 shares	177
	Archer Daniels Midland	Shares of stock – 103 shares	3
	Bank of America Corp	Shares of stock – 18,722 shares	104
	Baxter Intl. Inc.	Shares of stock – 500 shares	25
	Berkshire Hathaway Inc. CL B	Shares of stock – 1,200 shares	92
	Best Buy Inc.	Shares of stock – 101 shares	2
	Boeing Co.	Shares of stock – 112 shares	8
	Brookfield Asset Management Inc.	Shares of stock – 500 shares	14
	Buffalo Wild Wings Inc.	Shares of stock – 30 shares	2

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2011

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Common Stocks
	Caterpillar Inc.	Shares of stock – 222 shares	20
	Chevrontexaco Corp.	Shares of stock – 501 shares	53
	Cisco Sys. Inc.	Shares of stock – 2,000 shares	36
	Citigroup Inc.	Shares of stock – 22 shares	1
	Coca Cola Co.	Shares of stock – 215 shares	15
	Conforce Int’l Inc.	Shares of stock – 30,000 shares	7
	Constellation Energy Group	Shares of stock – 103 shares	4
	Corning Inc.	Shares of stock – 201 shares	3
	Crocs Inc.	Shares of stock – 657 shares	10
	Diageo Plc.	Shares of stock – 155 shares	14
	Dow Chemical Co.	Shares of stock – 225 shares	6
	EMC Corp.	Shares of stock – 175 shares	4
	Exxon Mobile Corp.	Shares of stock – 880 shares	75
	Ford Motor Co.	Shares of stock – 340 shares	4
	Galloway Energy Co.	Shares of stock – 7 shares	—
	General Electric Co.	Shares of stock – 2,073 shares	37
	Genoil Inc.	Shares of stock – 20,000 shares	2
	Graco, Inc.	Shares of stock – 504 shares	21
	Heinz H J Co.	Shares of stock – 211 shares	11
	Hormel George A & Co.	Shares of stock – 212 shares	6
	Illinois Tool Works	Shares of stock – 211 shares	10
	Intel Corp	Shares of stock – 53 shares	1
	International Business Machines	Shares of stock – 100 shares	18
	iShares Inc MSCI Singapore Index	Shares of stock – 235 shares	3
	iShares Inc MSCI Switzerland Index	Shares of stock – 311 shares	7
	iShares Trust goldman Sach Corp BD Fund	Shares of stock – 1,010 shares	115
	iShares Trust Lehman 1-3 Year CR BD Fund	Shares of stock – 1,450 shares	151
	Johnson & Johnson	Shares of stock – 1,610 shares	106
	Kimberly Clark Corp.	Shares of stock – 200 shares	15
	Kinder Morgan Inc.	Shares of stock – 300 shares	10
	Kraft Foods Inc.	Shares of stock – 400 shares	15
	Limelight Networks Inc.	Shares of stock – 750 shares	2
	Lorillard Inc.	Shares of stock – 80 shares	9
	Marathon Oil Corp.	Shares of stock – 101 shares	3
	McCormick & Co. Inc.	Shares of stock – 107 shares	5
	McDonalds Corp	Shares of stock – 240 shares	24
	Merck & Co.	Shares of stock – 335 shares	13
	Microsoft Corp.	Shares of stock – 5,008 shares	130

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2011

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Common Stocks
	Mosaic Co.	Shares of stock – 300 shares	15
	Nike Inc.	Shares of stock – 300 shares	29
	PNC Financial Services Group	Shares of stock – 250 shares	14
	Petroleo Brasileiro SA Petrobras	Shares of stock – 500 shares	12
	Pfizer Inc.	Shares of stock – 2,050 shares	44
	Philip Morris International Inc.	Shares of stock – 200 shares	16
	Powershares Global Water Port.	Shares of stock – 2,000 shares	57
	Procter & Gamble Co.	Shares of stock – 1,197 shares	80
	Royal Dutch Shell PLC	Shares of stock – 1 share	—
	S&P 500 Depository Receipt	Shares of stock – 994 shares	125
	SPDR Gold TR Gold Shares	Shares of stock – 750 shares	114
	Sector SPDR TR SHS BEN Int. Basic	Shares of stock – 1,500 shares	50
	Sector SPDR TR SHS BEN Int. Consumer	Shares of stock – 2,515 shares	82
	Sector SPDR TR SHS BEN Int. Energy	Shares of stock – 1,415 shares	98
	Sector SPDR TR SHS BEN Int. Technology	Shares of stock – 5,000 shares	127
	Sector SPDR TR SHS BEN Int. Utilitites	Shares of stock – 5,250 shares	189
	Sirius XM Radio Inc.	Shares of stock – 1,000 shares	2
	Sprint Corp.	Shares of stock – 500 shares	1
	Starbucks Corp.	Shares of stock – 205 shares	9
	Sysco Corp.	Shares of stock – 96 shares	3
	TFS Finl. Corp.	Shares of stock – 275 shares	2
	3M Company	Shares of stock – 300 shares	24
	Total Fina Elf	Shares of stock – 250 shares	13
	Unilever PLC	Shares of stock – 352 shares	12
	United Technologies Corp.	Shares of stock – 618 shares	45
	Universal Corp.	Shares of stock – 102 shares	5
	Vanguard Int’l Equity Indux Fund Inc.	Shares of stock – 2,180 shares	83
	Verizon Communications	Shares of stock – 640 shares	26
	Visa Inc.	Shares of stock – 200 shares	20
	VU1 Corp.	Shares of stock – 16 shares	—
	Wal-Mart Stores Inc.	Shares of stock – 300 shares	18
	Waste Management Inc.	Shares of stock – 51 shares	2
	Wellpoint Inc.	Shares of stock – 60 shares	4
	Call (GLD) Spdr. Gold Trust	Shares of stock – 14 shares	—
	Put (RYL) Ryland Group Inc.	Shares of stock – 25 shares	1
	Put (BP) BP Plc. Adr.	Shares of stock – 50 shares	—
	Put (ALL) Allstate Corp.	Shares of stock – 75 shares	19

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2011

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value
	Common Stocks
	Call (SLV) Ishares Silver Tr	Shares of stock – 50 shares	11
	Call (CIGX) Star Scientific Inc.	Shares of stock – 29 shares	—
	Put (C) Citigroup Inc.	Shares of stock – 10 shares	3

			2,795

	Preferred Stock
	Ford Motor Co.	Shares of stock - 750 shares	20

	Interest-bearing cash	Cash held for pending investments and participant distributions in interest-bearing call accounts	1,773

	Participant loans - other	Participant loans with various rates of interest from 4.25% to 9.50% and maturity dates through December, 2026	4,889

			$212,145

*	Party in interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

June 26, 2012

NVR, Inc.

By:	/s/ Kevin N. Reichard
Kevin N. Reichard
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm